UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8 )

GLG Partners, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
37929X 107
(CUSIP Number)
Noam Gottesman
c/o GLG Partners, Inc.
399 Park Avenue, 38th Floor
New York, NY 10022
Attention: Alejandro San Miguel, Esq.
General Counsel and Corporate Secretary
(212) 224-7200

with a copy to:

Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
Attention: Sey-Hyo Lee, Esq.
(212) 408-5100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 14, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	2	of	9	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Noam Gottesman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	37929X 107	SCHEDULE 13D	Page	3	of	9	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Gottesman GLG Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	37929X 107	SCHEDULE 13D	Page	4	of	9	Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Leslie J. Schreyer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	37929X 107	SCHEDULE 13D	Page	5	of	9	Pages
Item 1. Security and Issuer.
     This Amendment No. 8 (“Amendment No. 8”) to the Schedule 13D dated November 13, 2007, as amended to date (the “Schedule 13D”), jointly filed by Noam Gottesman, the Gottesman GLG Trust and Leslie J. Schreyer, in his capacity as trustee of the Gottesman GLG Trust (the “Gottesman Trustee”) (each a “Reporting Person”), relates to (1) shares of common stock, par value $.0001 per share (the “Common Stock”), of GLG Partners, Inc. (the “Company”), (2) shares of Series A voting preferred stock, par value $0.0001 per share, of the Company (“Series A Preferred Stock”), (3) Exchangeable Class B ordinary shares of FA Sub 2 Limited, a British Virgin Islands company and subsidiary of the Company (“Exchangeable Shares”) and (4) the Company’s 5.00% dollar-denominated convertible subordinated notes due May 15, 2014 (the “Notes”), which were previously exchangeable for or convertible into shares of Common Stock. The Series A Preferred Stock and the Exchangeable Shares are referred to collectively as the “Exchangeable Securities”.
     This Amendment No. 8 is being filed in connection with the consummation of the transactions contemplated by each of the Merger Agreement and Share Exchange Agreement (each as described below), and to update Items 4 and 5 below.
     Unless otherwise defined in this Amendment No. 8, capitalized terms have the meanings set forth in the Schedule 13D.
     The Company’s principal executive office is located at 399 Park Avenue, 38th Floor, New York, New York 10022.
Item 4. Purpose of Transaction.
     Item 4 is amended to include the following information:
     On October 14, 2010, the acquisition of the Company by Man Group plc (“Man”) was completed through two concurrent transactions: a cash merger under an Agreement and Plan of Merger dated as of May 17, 2010, as amended (the “Merger Agreement”), among Man, Escalator Sub 1 Inc. (“Merger Sub”) and the Company; and a share exchange under a Share Exchange Agreement dated as of May 17, 2010 (the “Share Exchange Agreement”) among Man and Noam Gottesman, Pierre Lagrange and Emmanuel Roman, together with their related trusts and affiliated entities, two limited partnerships that held shares for the benefit of key personnel who are participants in the Company’s equity participation plans and the permitted transferees of such limited partnerships. Pursuant to the Merger Agreement, on October 14, 2010, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Man (the “Merger”).
     Pursuant to the Share Exchange Agreement, the Selling Stockholders exchanged their shares of Common Stock (subject to certain exceptions and after exchanging the Exchangeable Securities for shares of Common Stock) for ordinary shares of Man at an exchange ratio of 1.0856 ordinary shares of Man per share of Common Stock.
     Pursuant to the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of Common Stock (other than the following, all of which were cancelled: (i) shares owned by the Company as treasury stock or owned by Man, Merger Sub or certain subsidiaries of the Company, (ii) shares

CUSIP No.	37929X 107	SCHEDULE 13D	Page	6	of	9	Pages
held by dissenting stockholders (of which there were none), (iii) restricted shares issued under the Company’s stock and incentive plans, and (iv) awards under the Company’s stock and incentive plans representing a right to receive shares of Common Stock) by virtue of the Merger and without any action on the part of the holder of any shares of Common Stock, was converted into the right to receive $4.50 in cash, without interest (the “Merger Consideration”).
     Pursuant to the terms of the Company’s warrant tender offer which expired on October 14, 2010, as described in the Company’s Tender Offer Statement on Schedule TO, as amended, filed with the Securities and Exchange Commission on September 24, 2010 (the “Warrant Tender Offer”), GLG Partners LP, as investment manager of the investment funds and managed accounts which held 90,200 warrants, tendered all 90,200 warrants in exchange for $0.129 per warrant, in cash, without interest. GLG Partners Limited is the general partner of GLG Partners LP. Mr. Gottesman is a managing director of GLG Partners Limited and may have been deemed to have beneficial ownership of these shares. Mr. Gottesman disclaimed beneficial ownership of these shares.
     Consummation of the Merger constitutes a Change of Control and a Designated Event under the Indenture. Following the Merger, holders of the Notes have the right to (1) convert their Notes in whole or in part pursuant to Section 13.01(a) of the Indenture at the applicable conversion rate or (2) require the Company to repurchase their Notes in whole or in part at a price equal to the principal amount of the Notes to be repurchased, plus accrued and unpaid interest thereon.
     The conversion rate in effect for the Notes prior to the Merger was 268.8172 shares of Common Stock per $1,000 principal amount of the Notes. Effective at the effective time of the Merger, the Notes are no longer convertible into shares of Common Stock, but instead are convertible into cash based on the Merger Consideration and upon conversion the holders of the Notes are entitled to the make-whole premium as described in Section 13.10 of the Indenture until November 16, 2010. Each $1,000 principal amount of the Notes became convertible into $1,301.42 in cash, which is equal to the conversion rate of 268.8172 shares of Common Stock per $1,000 principal amount of the Notes, plus the make-whole premium, which is 20.3869 additional shares of Common Stock, multiplied by the Merger Consideration of $4.50 per share. Following such adjustments to the conversion rights, the Reporting Persons hold $10 million aggregate principal amount of the Notes.
     Following such exchange, conversion, Warrant Tender Offer and adjustment to conversion rights of Notes, none of the Reporting Persons holds any equity securities of the Company.
Item 5. Interest in Securities of the Issuer.
     Item 5 is amended to include the following information:
(a)	See Items 11 and 13 of each cover page to this Amendment No. 8

(b)	See Items 7 through 10 of each cover page to this Amendment No. 8

(c)	Section C of Item 5 is hereby supplemented as follows:
•	On October 14, 2010, Mr. Gottesman exchanged 4,623 Exchangeable Shares for 4,623 shares of Common Stock. In connection with the exchange of the

CUSIP No.	37929X 107	SCHEDULE 13D	Page	7	of	9	Pages
Exchangeable Shares, 4,623 shares of Series A Preferred Stock, par value $0.0001, were automatically redeemed.

•	On October 14, 2010, the Gottesman GLG Trust exchanged 58,900,370 Exchangeable Shares for 58,900,370 shares of Common Stock. In connection with the exchange of the Exchangeable Shares, 58,900,370 shares of Series A Preferred Stock, par value $0.0001, were automatically redeemed.
     As a result of the consummation of the transactions contemplated by the Merger Agreement, the Share Exchange Agreement and the Warrant Tender Offer, the Reporting Persons disposed of the following equity securities of the Company on October 14, 2010:

Name	Amount	Consideration

Noam Gottesman	4,623 shares of Common Stock	Exchanged for 5,019 ordinary shares of Man at the exchange ratio of 1.0856 Man shares per share of Common Stock

Noam Gottesman	1,309,664 shares of Common Stock	Exchanged for $4.50 per share in cash, without interest

Noam Gottesman [1]	90,200 shares of Common Stock	Exchanged for $4.50 per share in cash, without interest

Noam Gottesman [1]	90,200 warrants	Tendered in exchange for $0.129 per warrant, in cash, without interest

Gottesman GLG Trust	58,900,370 shares of Common Stock	Exchanged for 63,942,242 ordinary shares of Man at the exchange ratio of 1.0856 Man shares per share of Common Stock

TOMS International Ltd. (a wholly owned subsidiary of the Gottesman GLG Trust)	$10,000,000 aggregate principal amount of the Notes	Conversion rights adjusted from shares of Common Stock at an initial conversion rate of 268.8172 shares of Common Stock per $1,000 principal amount of the Notes, subject to certain adjustments, into cash equal to $4.50 times the number of shares of Common Stock into which the Notes were convertible immediately prior to the Merger, subject to certain adjustments

[1]	The 90,200 shares and 90,200 warrants were held by certain investment funds managed by GLG Partners LP, of which GLG Partners Limited is the general partner. Mr. Gottesman is a managing director of GLG Partners Limited and may have been deemed to have beneficial ownership of these shares. Mr. Gottesman disclaimed beneficial ownership of these shares.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	8	of	9	Pages
     Section E of Item 5 is hereby amended as follows:
     As of October 14, 2010, the Reporting Persons ceased to be the beneficial owners of more than 5% of the equity securities of the Company.
Item 6. Contracts, Arrangements Understandings or Relationships with Respect to Securities of the Issuer.
     On October 14, 2010, the Voting Agreement was terminated in accordance with Section 9.7(ii) of the Voting Agreement as a result of the aggregate number of outstanding shares of Voting Stock owned by the Reporting Persons and the other Voting Agreement Parties ceasing to constitute at least 10% of the voting power of the outstanding shares of capital stock of the Company.
     On October 14, 2010, the Voting and Support Agreement was terminated as of the effective time of the Merger in accordance with Section 4 of the Voting and Support Agreement.
     On October 14, 2010, the Agreement Among Principals and Trustees was amended and terminated effective immediately prior to the share exchange under the Share Exchange Agreement and the GLG Shareholders Agreement was amended and terminated effective as of the effective time of the Merger.

CUSIP No.	37929X 107	SCHEDULE 13D	Page	9	of	9	Pages
SIGNATURE
          After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2010
/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-Fact for Noam Gottesman

/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-Fact for Leslie J. Schreyer, in his capacity as trustee of the Gottesman GLG Trust

/s/ Alejandro San Miguel
Alejandro San Miguel
Attorney-in-Fact for Leslie J. Schreyer